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                           July 29, 2021

       Sean E. Reilly
       Chief Executive Officer
       Lamar Media Corp.
       5321 Corporate Boulevard
       Baton Rouge, Louisiana 70808

                                                        Re: Lamar Media Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 15, 2021
                                                            File No. 333-257927

       Dear Mr. Reilly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at (202) 551-8028 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Michelle Earley